

July 23, 2021

Jedediah Morris
Chief Executive Officer
Triangle Canna Corp.
19395 South State Highway 29
Middletown, CA 95467

> **Re: Triangle Canna Corp.**
> **Amended Offering Statement on Form 1-A**
> **Filed July 20, 2021**
> **File No. 024-11535**

Dear Mr. Morris:

We have reviewed your offering statement and have the following comment. Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to our comment, we may have additional comments.

Amendment No. 3 to Registration Statement on Form 1-A

Part II - Offering Circular
Summary
Overview, page 1

1.   Revise the disclosure on page 1 to quantify the number of California state small cultivation licenses that have been approved, briefly address any impediments to obtaining the remaining licenses and further clarify the time frame "near term." Briefly explain what the current number of licenses would allow you to do if you were to possess the Early Activation Permit. Clarify the timing of that permit.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact Gary Newberry at (202) 551-3761 or Mary Mast at (202) 551-3613 if you have questions regarding the financial statements and related matters. Please contact Abby Adams at (202) 551-6902 or Celeste Murphy at (202) 551-3257 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Neil M. Kaufman, Esq.